Exhibit 99.1
To: All Employees
Subject: RSU/Option Exchange
I’m pleased to announce that our Shareholders overwhelmingly voted in favor of the RSU/Option exchange proposal at the annual shareholder meeting on Wednesday, November 19, 2008. In fact of the more than 60 million votes received over 85% voted in favor of the proposal. As we discussed at the last quarterly all hands meetings, we will be announcing the details of the exchange, the timing, and procedure for participation in the near future. As a reminder, this program is discretionary, each employee with options that meet the criteria for exchange can elect to participate, and your participation can be done on a grant by grant basis. While we do not have a specific date yet, we currently expect to be sending you the details of the program in the next 60-90 days.
Jim